Exhibit 99.1

HUTCHMED to Announce 2025 Half-Year Financial Results

Hong Kong, Shanghai & Florham Park, NJ — Thursday, July 3, 2025: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM: HCM; HKEX:13) will announce its interim results for the six months ended June 30, 2025 on Thursday, August 7, 2025 at 7:00 am Eastern Daylight Time (EDT) / 12:00 noon British Summer Time (BST) / 7:00 pm Hong Kong Time (HKT).

HUTCHMED management will host two webcast presentations for analysts and investors to discuss the interim results, followed by Q&A sessions. The English webcast will be held on Thursday, August 7, 2025, at 8:00 am EDT (1:00 pm BST / 8:00 pm HKT). The Chinese (Putonghua) webcast will be held at 8:30 am HKT / 1:30 am BST on Friday, August 8, 2025 (8:30 pm EDT on Thursday, August 7, 2025).

Both webcasts will be available live via the company website at www.hutch-med.com/event/. The presentation will be available to download shortly before the webcast begins. A replay will also be available on the website shortly after the event.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Alex Shaw	+44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000